SHAREHOLDER RIGHTS PLAN AGREEMENT

April 27, 2012

between

ATNA RESOURCES LTD.

and

COMPUTERSHARE TRUST COMPANY OF CANADA

as Rights Agent

SHAREHOLDER RIGHTS PLAN AGREEMENT

Table of Contents

Page

1. INTERPRETATION		2

1.1	Certain Definitions	2
1.2	Holder	17
1.3	Acting Jointly or in Concert	17
1.4	Application of Statutes, Regulations and Rules	17
1.5	Currency	17
1.6	Headings and References	17
1.7	Singular, Plural, etc.	17
1.8	Generally Accepted Accounting Principles	17

2. THE RIGHTS		18

2.1	Issuance and Legend on Common Share Certificates	18
2.2	Initial Exercise Price: Exercise of Rights: Detachment of Rights	18
2.3	Adjustments to Exercise Price, Number of Rights	21
2.4	Date on Which Exercise is Effective	27
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	27
2.6	Registration, Registration of Transfer and Exchange	28
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	28
2.8	Persons Deemed Owners	29
2.9	Delivery and Cancellation of Certificates	29
2.10	Agreement of Rights Holders	29

3. ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS		30

3.1	Flip-in Event	30

4. THE RIGHTS AGENT		32

4.1	General	32
4.2	Merger or Amalgamation or Change of Name of Rights Agent	33
4.3	Duties of Rights Agent	33
4.4	Change of Rights Agent	35
4.5	Compliance with Anti-Money Laundering Legislation	36
4.6	Fiduciary Duties of the Directors	36

5. MISCELLANEOUS		36

5.1	Redemption and Waiver	36
5.2	Expiration	38
5.3	Issuance of New Rights Certificates	38
5.4	Supplements and Amendments	38
5.5	Fractional Rights and Fractional Common Shares	40
5.6	Rights of Action	40
5.7	Holder of Rights Not Deemed a Shareholder	41

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5.8	Notice of Proposed Actions	41
5.9	Notices	41
5.10	Costs of Enforcement	42
5.11	Successors	42
5.12	Benefits of this Agreement	43
5.13	Governing Law	43
5.14	Counterparts	43
5.15	Severability	43
5.16	Determinations and Actions by the Board of Directors	43
5.17	Effective Date	43
5.18	Approval of Holders of Rights	44
5.19	Declaration as to Non-Canadian and Non-United States Holders	44
5.20	Regulatory Approvals	45
5.21	U.S. Registration	45
5.22	Privacy Legislation	45
5.23	Time of the Essence	46

EXHIBIT “A” Form of Rights Certificate		1

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SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS SHAREHOLDER RIGHTS PLAN AGREEMENT is made as of April 27, 2012,

BETWEEN:

Atna Resources Ltd., a corporation incorporated under the laws of British Columbia

(the “Corporation”)

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, as rights agent

(the “Rights Agent”)

WHEREAS:

A.          The Board of Directors of the Corporation, in the exercise of their fiduciary duties, have determined that it is advisable and in the best interests of the Corporation to adopt a new shareholder rights plan to: (a) ensure, to the extent possible that all holders of the Common Shares (as hereinafter defined) of the Corporation and the Board of Directors have adequate time to consider and evaluate any unsolicited bid for the Common Shares; (b) provide the Board of Directors with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid; (c) encourage the fair treatment of the Corporation’s securityholders in connection with any Take-over Bid (as hereinafter defined) made for the Common Shares; and (d), generally, to assist the Board of Directors in enhancing shareholder value (the “Rights Plan” or this “Agreement”);

B.          In connection with the implementation of the Rights Plan, the Board of Directors of the Corporation:

(a)	authorized the issuance of one Right in respect of each Common Share outstanding as of 5:00 p.m. on the date of this Agreement (the “Record Time”) to each holder of record of Common Shares as of the Record Time;

(b)	authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time;

C.          Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth in this Agreement; and

D.          The Rights Agent has agreed to act on behalf of the Corporation in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to in this Agreement.

NOW, THEREFORE, in consideration of the premises and respective agreements set forth herein, the parties hereby agree as follows:

1.	INTERPRETATION

1.1	Certain Definitions

In this Agreement, unless the context otherwise requires:

(a)	“1933 Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto.

(b)	“1934 Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto.

(c)	“Acquiring Person” means any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term “Acquiring Person” shall not include:

(i)	the Corporation or any Subsidiary of the Corporation, or

(ii)	an underwriter or member of a banking or selling group that acquires Voting Shares from the Corporation in connection with a distribution by the Corporation to the public of securities pursuant to an underwriting agreement with the Corporation, or

(iii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares solely as a result of one or any combination of:

(A)	a Corporate Acquisition which increases the percentage of Voting Shares Beneficially Owned by such Person to or above 20% or more of the Voting Shares then outstanding;

(B)	a Permitted Bid Acquisition;

(C)	an Exempt Acquisition;

(D)	a Pro-Rata Acquisition; or

(E)	a Convertible Security Acquisition,

in each such case, until such time thereafter as such Person shall become the Beneficial Owner (other than pursuant to any one or more of a Corporate Acquisition, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro-Rata Acquisition, or a Convertible Security Acquisition) of additional Voting Shares constituting more than 1% of the Voting Shares then outstanding, in which event such Person shall become an “Acquiring Person” as of the date and time such Person becomes the Beneficial Owner of such additional Voting Shares; or

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(iv)	for a period of 10 days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on clause (B) of the definition of Beneficial Owner solely because such Person or the Beneficial Owner of such Voting Shares has participated in, proposes or intends to make or is participating in a Take-over Bid or any plan or proposal relating thereto or resulting therefrom, either alone or by acting jointly or in concert with any other Person. In this definition, “Disqualification Date” means the first date of public announcement (which shall, for the purposes of this definition, include a report filed pursuant to Part 5 of MI 62-104) of facts indicating that such Person or the Beneficial Owner of such Voting Shares has or is making or has announced an intention to make a Take-over Bid alone or by acting jointly or in concert with any other Person; or

(v)	any Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the Voting Shares determined as at the Record Time, provided, however, that this exception shall not, and shall cease to, apply if, after the Record Time the Grandfathered Person: (A) ceases to own 20% or more of the outstanding Voting Shares; or (B) becomes the Beneficial Owner of more than 1% of the number of outstanding Voting Shares then outstanding in addition to those Voting Shares such Person already holds other than pursuant to a Corporate Acquisition, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition, or a Convertible Security Acquisition or any combination thereof or through the exercise of existing rights to acquire additional Voting Shares from the Corporation where such rights were owned by the Grandfathered Person at the Record Time.

(d)	“Affiliate”, when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person and a body corporate shall be deemed to be an Affiliate of another body corporate if one of them is the Subsidiary of the other or if both are, directly or indirectly, Subsidiaries of the same body corporate or if each of them is controlled by the same Person.

(e)	"Associate" means, when used to indicate a relationship with a specified Person:

(i)	a corporation of which that Person owns, at law or in equity, shares or securities currently convertible into shares carrying more than 10% of the Voting Rights exercisable with respect to the election of directors under all circumstances or by reason of the occurrence of an event that has occurred and is continuing, or a currently exercisable option or right to purchase such shares or such convertible securities and with whom that Person is acting jointly or in concert;

(ii)	a partner of that Person acting on behalf of the partnership of which they are partners;

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(iii)	a trust or estate in which that Person has a beneficial interest and with whom that Person is acting jointly or in concert or in which that Person has a beneficial interest of 50% or more or in respect of which that Person serves as a trustee or in a similar capacity provided, however, that a Person shall not be an associate of a trust by reason only of the fact that such Person serves as a trustee or any similar capacity in relation to such trust if such Person is duly licensed to carry on the business of a trust company under the laws of Canada or any province or territory thereof or if the ordinary business of such Person includes the management of investment funds for unaffiliated investors and such Person acts as trustee or in a similar capacity in relation to such trust in the ordinary course of such business; and

(iv)	a spouse of that Person, any person of the same or opposite sex with whom that person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if that relative has the same residence as that Person.

(f)	A Person shall be deemed the “Beneficial Owner” and to have “Beneficial Ownership” of and to “Beneficially Own”:

(i)	any securities of which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(ii)	any securities of which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity (where such right is exercisable immediately or within a period of 60 days, whether or not upon the condition or occurrence of any contingency or the making of one or more payments) upon the exercise of any conversion right, exchange right, purchase right (other than the Rights) or pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing, other than:

(A)	customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of a private placement; and

(B)	pledges of securities in the ordinary course of the pledgee’s business as a lender granted as security for bona fide indebtedness; and

(iii)	any securities that are Beneficially Owned within the meaning of clauses (i) or (ii) of this definition by any other Person with which such Person is acting jointly or in concert,

provided that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security of the Corporation as a result of the following circumstances:

(A)	where: (1) the holder of such security has agreed to deposit or tender such security to a Take-over Bid made by such Person or any of such Person’s Affiliates or Associates or any other Person referred to in clause (iii) of this definition pursuant to a Permitted Lock-up Agreement; or (2) such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

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(B)	such Person, any Affiliate or Associate of such Person or any other Person acting jointly or in concert with such Person holds such security; provided that:

(1)	the ordinary business of such Person (the “Investment Manager”) includes the management or administration of investment funds or mutual funds for other Persons and such security is held by the Investment Manager in the ordinary course of such business in the performance of the Investment Manager’s duties for the account of any other Person (a “Client”) including non-discretionary accounts held on behalf of a Client by a broker or dealer or broker-dealer registered under applicable law;

(2)	such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each, an “Estate Account”) or in relation to other accounts (each, an “Other Account”) and holds such security in the ordinary course of and for the purposes of the activities of such Estate Accounts or for such Other Accounts;

(3)	such Person (the “Statutory Body”) is established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies and the Statutory Body holds such security in the ordinary course of and for the purposes of its activities as such; or

(4)	such Person (the “Plan Administrator”) is the administrator or the trustee of one or more pension funds or plans registered under the laws of Canada or the United States of America or any province or state thereof (each, a “Plan”) or is a Plan and such security is Beneficially Owned or held by the Person in the ordinary course of and for the purposes of its activities as such;

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provided, however, that in any of the foregoing cases, the Investment Manager, the Trust Company, the Statutory Body, the Plan Administrator or the Plan, as the case may be: (1) did not acquire and does not Beneficially Own or hold such security for the purpose of or with the effect of changing or influencing the control of the issuer thereof, either alone or acting jointly or in concert with any other person, or in connection with or as a participant in any transaction having that purpose or effect; and (2) is not then making or has not then announced an intention to make a Take-over Bid, alone or by acting jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by the Corporation, a Permitted Bid or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market in respect of securities of the Corporation;

(C)	such Person is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, or because such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or because such Person is a Plan with the same Plan Administrator as another Plan on whose account the Plan Administrator holds such security;

(D)	such Person is a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager or because such Person is an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or such Person is a Plan and such security is owned at law or in equity by the Plan Administrator of such Plan; or

(E)	such Person is the registered holder of securities as a result of carrying on the business, or acting as a nominee, of a securities depositary.

For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person at any time shall be and be deemed to be the product determined by the formula:

100 X	A
B

where: A =	the number of votes for the election of all directors generally attached to the Voting Shares Beneficially Owned by such Person at such time; and

B =	the number of votes for the election of all directors generally attaching to all Voting Shares actually outstanding.

Where any Person is deemed to Beneficially Own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person, but unissued Voting Shares which another Person may be deemed to Beneficially Own shall not be included in the denominator of the above formula.

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(g)	“Board of Directors” means the board of directors of the Corporation.

(h)	“Business Day” means any day other than a Saturday, Sunday or, unless otherwise specified, a day on which Canadian chartered banks in Vancouver, British Columbia, (or after the Separation Time, the principal office of the Rights Agent in Vancouver, British Columbia) are generally authorized or obligated by law to close.

(i)	“Canadian-U.S. Exchange Rate” means, on any date, the inverse of the U.S.-Canadian Exchange Rate.

(j)	“Canadian Dollar Equivalent” of any amount which is expressed in United States dollars means, on any date, the Canadian dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate in effect on such date.

(k)	“Close of Business” on any given date means 5:00 p.m. (Vancouver time, unless otherwise specified), on such date provided, however, that if such date is not a Business Day, Close of Business on such date shall mean 5:00 p.m., Vancouver time, unless otherwise specified, on the next succeeding Business Day.

(l)	“Common Share(s)” means the common shares which the Corporation is authorized to issue, as such common shares may be subdivided, consolidated, reclassified or otherwise changed from time to time, and “common shares” when used with reference to any Person other than the Corporation means the class or classes of shares (or similar equity interests) with the greatest per share voting power entitled to vote generally in the election of all directors of such other Person or the equity securities or other equity interest having power (whether or not exercised) to control or direct the management of such other Person or, if such other Person is a Subsidiary of another Person, of the Person or Persons (other than an individual) which ultimately control such first mentioned other Person.

(m)	“Competing Permitted Bid” means a Take-over Bid that:

(i)	is made after a Permitted Bid or Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid (in this definition, the “Prior Bid”);

(ii)	satisfies all components of the definition of a Permitted Bid other than the requirements set out in clauses (ii)(A), (B), and (D) of that definition; and

(iii)	contains, and the taking up and payment for securities tendered or deposited thereunder are subject to, irrevocable and unqualified conditions that:

(A)	no Common Shares shall be taken up or paid for pursuant to the Take-over Bid (x) prior to the Close of Business on a date that is not earlier than the later of 35 days after the date of such Take-over Bid and the earliest date on which Common Shares may be taken up or paid for under any Prior Bid in existence at the date of such Take-over Bid, and (y) prior to the 60th day after the date on which the earliest Prior Bid was made and then only if, at the time that such Common Shares are first taken up or paid for, more than 50% of the then outstanding Common Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

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(B)	Common Shares may be deposited pursuant to such Take-over Bid, unless the Take-over Bid is withdrawn, at any time prior to the Close of Business on the date that the Prior Bid described in clause (A) above expires; and

(C)	in the event that the requirement set forth in subclause (iii)(A)(y) of this definition is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Common Shares for not less than 10 days from the date of such public announcement;

provided always that a Competing Permitted Bid will cease to be a Competing Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and provided that, at such time, any acquisition of Voting Shares made pursuant to such Competing Permitted Bid, including any acquisition of Voting Shares theretofore made, will cease to be a Permitted Bid Acquisition.

(n)	“controlled” a Person shall be deemed to be “controlled” by another Person or two or more Persons if:

(i)	securities entitled to vote in the election of directors (including, for Persons other than corporations, the administrators, managers, trustees or other persons performing similar functions in respect of any such Person) carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons; and

(ii)	the votes carried by such securities are entitled, if exercised, to elect, appoint or designate a majority of the board of directors of such corporation or other Person;

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

(o)	“Convertible Securities” means at any time any securities issued by the Corporation from time to time (other than the Rights) carrying any exercise, conversion, or exchange right pursuant to which the holder thereof may acquire Voting Shares or other securities which are convertible into or exercisable or exchangeable for Voting Shares.

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(p)	“Convertible Security Acquisition” means the acquisition of Voting Shares upon the exercise of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro-Rata Acquisition.

(q)	“Co-Right Agent” has the meaning ascribed to that term in subsection 4.1(a) hereof.

(r)	“Corporation” has the meaning ascribed to that term in subsection 2.1(b) hereof.

(s)	“Corporate Acquisition” means an acquisition, redemption or cancellation by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by any Person.

(t)	“Election to Exercise” has the meaning ascribed to that term in subsection 2.2(d)(i) hereof.

(u)	“Exempt Acquisition” means the acquisition of Voting Shares or Convertible Securities: (i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of subsections 5.1(b), (c) or (d) hereof, (ii) pursuant to a regular dividend reinvestment or other similar share purchase plan of the Corporation made available by it to all holders of Voting Shares of a class or series or Voting Shares where such plan permits the holder to direct that dividends paid in respect of such Voting Shares be applied to the purchase from the Corporation of further securities of the Corporation, or (iii) pursuant to a distribution of Voting Shares, or securities convertible into or exchangeable for Voting Shares, made by the Corporation pursuant to a prospectus or a securities exchange take-over bid, by way of a private placement or pursuant to an issuance of securities in connection with an acquisition, provided that such private placement or issuance of securities has received the approval of the Board of Directors and all applicable securities regulatory authorities and the Person acquiring such Voting Shares or Convertible Securities does not thereby acquire a greater percentage of such Voting Shares or Convertible Securities than such Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition; or (iv) pursuant to a plan of arrangement, amalgamation or other statutory procedure requiring approval by shareholders at a duly-called meeting.

(v)	“Exercise Price” means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be $100.00.

(w)	“Expansion Factor” has the meaning ascribed to that term in subsection 2.3(x) hereof.

(x)	“Expiration Time” means the earliest of (i) the Termination Time, (ii) the Close of Business on the date on which the first annual meeting of shareholders of the Corporation following the third anniversary of the date of this Agreement is held; and (iii) the Close of Business on the date this Agreement becomes void pursuant to the provisions of Section 5.17 hereof.

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(y)	“Fiduciary” means, when acting in that capacity, a trust company registered under the trust company legislation of Canada or any province thereof or a portfolio manager registered under the securities legislation of one or more provinces of Canada.

(z)	“Flip-in Event” means a transaction or event that results in a Person becoming an Acquiring Person.

(aa)	“Independent Shareholders” means all holders of Common Shares other than (i) any Acquiring Person, (ii) any Offeror, (iii) any Affiliate or Associate of any Acquiring Person or Offeror, (iv) any Person acting jointly or in concert with any Person referred to in clauses (i), (ii) or (iii) above, and (v) any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees of the Corporation or a directly or indirectly wholly-owned Subsidiary of the Corporation, unless the beneficiaries of such plan or trust direct the manner in which such Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid. For greater certainty, persons who are exempt from the definition of “Beneficial Owner” by virtue of any of paragraphs (A) through (E) of the definition of “Beneficial Owner” shall be “Independent Shareholders” until they cease to be “Independent Shareholders” in accordance with this definition.

(bb)	“Market Price” per security of any securities on any date means the average of the daily closing prices per security of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date (or, if such date is not a Trading Day, on the immediately preceding Trading Day), each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date (or, if such date is not a Trading Day, on the immediately preceding Trading Day). The closing price per security of any securities on any date shall be:

(i)	the closing board lot sale price on such date or, if such price is not available, the average of the closing bid and asked prices per security, in each case, as reported by the principal Canadian stock exchange on which such securities are listed or admitted to trading, or if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities as reported by such other securities exchange on which such securities are listed or admitted for trading;

(ii)	if, for any reason, none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or other securities exchange, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for such securities in the over-the-counter market, as quoted by any reporting system then in use (as selected by the Board of Directors); or

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(iii)	if the securities are not listed or admitted to trading as contemplated in clauses (i) or (ii) above, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected by the Board of Directors;

provided, however, that if on any such date the closing price per security cannot be determined in accordance with the foregoing, the closing price per security of such securities on such date shall mean the fair value per security of such securities on such date as determined by the Board of Directors, after consultation with a nationally or internationally recognized investment banking firm as to the fair value per security of such securities. The Market Price shall be expressed in Canadian dollars and if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof on such date.

(cc)	“MI 62-104” means Multilateral Instrument 62-104 Take-Over Bids and Issuer Bids, as amended, and as adopted by the British Columbia Securities Commission.

(dd)	“Offer to Acquire” includes:

(i)	an offer to purchase, or a solicitation of an offer to sell, Common Shares or Convertible Securities; and

(ii)	an acceptance of an offer to sell Common Shares or Convertible Securities, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(ee)	“Offeror” means a Person who is making or has announced a current intention to make a Take-over Bid (including a Permitted Bid or Competing Permitted Bid but excluding an ordinary market transaction (including a prearranged trade in the ordinary course of business) contemplated in paragraph (v) of the definition of Beneficial Owner) but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired.

(ff)	“Permitted Bid” means a Take-over Bid which is made by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of record of Voting Shares (other than the Offeror);

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(ii)	the Take-over Bid shall contain, and the take-up and payment for securities tendered or deposited thereunder shall be subject to, irrevocable and unqualified conditions that:

(A)	no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid (x) prior to the Close of Business (Vancouver time) on a date which is not earlier than 60 days following the date of the Take-over Bid circular is sent to shareholders of the Corporation and (y) then only if, at the Close of Business on the date Voting Shares are first taken up or paid for under the Take-over Bid, more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(B)	Voting Shares may be deposited pursuant to such Take-over Bid, unless such Take-over Bid is withdrawn, at any time prior to the date Voting Shares are first taken up or paid for under the Take-over Bid;

(C)	any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(D)	in the event that the requirement set forth in subclause (A)(y) of this definition is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tender of Common Shares for not less than 10 days from the date of such public announcement;

provided always that a Permitted Bid will cease to be a Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and any acquisitions of Common Shares made pursuant to such Permitted Bid, including any acquisition of Common Shares theretofore made, will cease to be a Permitted Bid Acquisition.

(gg)	“Permitted Bid Acquisition” means a Share acquisition made pursuant to a Permitted Bid or Competing Permitted Bid.

(hh)	“Permitted Lock-Up Agreement” means an agreement between a Person and one or more holders of Voting Shares or Convertible Securities (each, a "Locked-up Person") (the terms of which are publicly disclosed and a copy of which is made available to the public, including the Corporation, not later than the date of the Lock-up Bid (as defined below) or, if the Lock-up Bid has been made prior to the date on which such agreement is entered into, not later than the date of such agreement and if such date is not a Business Day, the next Business Day) pursuant to which each such Locked-up Person agrees to deposit or tender Voting Shares or Convertible Securities (or both) to a Take-over Bid (the "Lock-up Bid") made or to be made by the Person, any of such Person's Affiliates or Associates or any other Person acting jointly or in concert with such Person, provided that:

(i)	the agreement permits any Locked-up Person to terminate its obligation to deposit or tender to or withdraw Voting Shares or Convertible Securities from the Lock-up Bid in order to tender or deposit the Voting Shares or Convertible Securities to another Take-over Bid or support another transaction prior to the Voting Shares or Convertible Securities being taken up and paid for under the Lock-Up Bid:

(A)	at a price or value per Voting Share or Convertible Security that exceeds the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid; or

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(B)	if:

(1)	the price or value per Common Share offered under the other Take-over Bid or transaction exceeds by as much as or more than a specified amount (the "Specified Amount") the price or value per Common Share offered under the Lock-up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Common Share offered under the Lock-up Bid; or

(2)	the number of Voting Shares to be purchased under the other Take-over Bid or transaction exceeds by as much as or more than a specified number (the "Specified Number") the number of Voting Shares that the Offeror has offered to purchase under the Lock-up Bid at a price or value per Common Share that is not less than the price or value per Common Share offered under the Lock-up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares offered to be purchased under the Lock-up Bid, and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Voting Shares or Convertible Securities from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares or Convertible Securities during the period of the other Take-over Bid or transaction; and

(ii)	no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A)	the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-up Bid to a Locked-up Person; and

(B)	50% of the amount by which the price or value of the consideration payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Shares or Convertible Securities to the Lock-up Bid or withdraws Voting Shares or Convertible Securities in order to accept the other Take-over Bid or support another transaction.

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(ii)	“Person” includes any individual, firm, partnership, limited liability company, association, trust, body corporate, joint venture, syndicate or other form of unincorporated organization, government and its agencies and instrumentalities or other entity or group (whether or not having legal personality) and any successor (by merger, statutory amalgamation or arrangement, or otherwise) thereof.

(jj)	“Privacy Laws” has the meaning ascribed to that term in subsection 5.22 hereof.

(kk)	“Pro-Rata Acquisition” means the acquisition of Voting Shares or Convertible Securities: (i) as a result of a stock dividend, stock split or other event pursuant to which a Person receives or acquires Voting Shares or securities convertible into or exchangeable for Voting Shares on the same pro-rata basis as all other holders of Voting Shares or the same class or series; or (ii) pursuant to a regular dividend reinvestment plan or other plan of the Corporation made available by the Corporation to the holders of Voting Shares where such plan permits the holder to direct that the dividends paid in respect of such Voting Shares be applied to the purchase from the Corporation of further securities of the Corporation; or (iii) pursuant to the receipt and/or exercise of rights issued by the Corporation on a pro-rata basis to all holders of a class or series of Voting Shares to subscribe for or purchase Voting Shares or securities convertible into or exchangeable for Voting Shares provided that such rights are acquired directly from the Corporation and not from any other Person and further provided that such Person acquiring such Voting Shares or Convertible Securities does not thereby acquire a greater percentage of Voting Shares or Convertible Securities than such Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition; or (iv) pursuant to a distribution by the Corporation of Voting Shares or Convertible Securities (and the conversion or exchange of such securities) made pursuant to a prospectus or by way of a private placement by the Corporation provided that such Person acquiring such Voting Shares or Convertible Securities does not thereby acquire a greater percentage of Voting Shares or Convertible Securities than such Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition; or (v) pursuant to a plan of arrangement, amalgamation or other statutory procedure requiring approval by shareholders at a duly called meeting.

(ll)	“Record Time” has the meaning ascribed thereto in the preambles to this Agreement.

(mm)	“Redemption Price” has the meaning ascribed to that term in subsection 5.1(a) hereof.

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(nn)	“Regular Periodic Cash Dividends” means cash dividends paid at regular intervals in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)	200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year; and

(ii)	100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

(oo)	“Rights” means the herein described rights to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein.

(pp)	“Rights Agent” has the meaning ascribed thereto in the preamble to this Agreement.

(qq)	“Rights Agreement” has the meaning ascribed to that term in subsection 2.1(b) hereof.

(rr)	“Rights Certificate” has the meaning ascribed to that term in subsection 2.2(c) hereof.

(ss)	“Rights Plan” has the meaning ascribed thereto in the preamble to this Agreement.

(tt)	“Rights Register” and “Rights Registrar” shall have the respective meanings ascribed thereto in subsection 2.6(a) hereof.

(uu)	“Securities Act (British Columbia)” means the Securities Act, R.S.B.C. 1996, c. 418, as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto.

(vv)	“Separation Time” means the Close of Business (Vancouver time) on the tenth Trading Day after the earliest of:

(i)	the Stock Acquisition Date (as hereinafter defined);

(ii)	the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, as the case may be); and

(iii)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such;

or such later date as may be determined by the Board of Directors in good faith, provided that: (A) if the foregoing results in a Separation Time being prior to the Record Time, the Separation Time shall (subject to any determination of the Board of Directors as aforesaid) be the Record Time; (B) if any such Take-over Bid expires, is cancelled, is terminated or is otherwise withdrawn prior to the Separation Time without securities deposited thereunder being taken up and paid for, then such Take-over Bid shall be deemed, for purposes of this definition, never to have been made; and (C) if the Board of Directors determines, pursuant to Section 5.1, to waive the application of Section 3.1 to a Flip-In Event, then the Separation Time in respect of such Flip-In Event shall be deemed never to have occurred.

(ww)	“Shares” means shares in the capital of the Corporation.

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(xx)	“Stock Acquisition Date” means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 5.2 of MI 62-104, as amended from time to time and any provision substituted therefor) by the Corporation or an Offeror or an Acquiring Person of facts indicating that a Person has become an Acquiring Person.

(yy)	“Subsidiary”:

A body corporate is a Subsidiary of another body corporate if:

(i)	it is controlled by (A) that other, or (B) that other and one or more bodies corporate, each of which is controlled by that other, or (C) two or more bodies corporate, each of which is controlled by that other, or

(ii)	it is a Subsidiary of a body corporate that is that other’s Subsidiary.

(zz)	“Take-over Bid” means an Offer to Acquire outstanding Voting Shares or Convertible Securities (or both), where the securities subject to the Offer to Acquire, together with the Voting Shares, if any, into which the securities subject to the Offer to Acquire are convertible, exchangeable or exercisable and the Voting Shares Beneficially Owned by the Offeror at the date of the Offer to Acquire constitute, in the aggregate, 20% or more of the then outstanding Voting Shares.

(aaa)	“Termination Time” means the time at which the right to exercise Rights shall terminate pursuant to Section 5.1 hereof.

(bbb)	“Trading Day”, when used with respect to any securities, means a day on which the principal securities exchange in Canada on which such securities are listed or admitted to trading is open for the transaction of business, or if the securities are not listed or admitted to trading on any securities exchange in Canada, a Business Day.

(ccc)	“Transferee” has the meaning ascribed to that term in subsection 3.1(b)(ii) hereof.

(ddd)	“U.S.-Canadian Exchange Rate” means, on any date:

(i)	if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)	in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in the manner which shall be determined by the Board of Directors from time to time.

(eee)	“U.S. Dollar Equivalent” of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate on such date.

(fff)	“Voting Shares” means, collectively, the Common Shares and any other Shares entitled to vote generally for the election of directors.

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1.2	Holder

As used in this Agreement, unless the context otherwise requires, the term “holder” when used with reference to Rights, means the registered holder of such Rights or, prior to the Separation Time, the associated Common Shares.

1.3	Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with another Person if such Person has any agreement, arrangement or understanding (whether formal or informal and whether or not in writing) with such other Person to acquire or Offer to Acquire any Voting Shares (other than (A) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities of the Corporation by way of prospectus or private placement; or (B) pursuant to a pledge of securities in the ordinary course of business).

1.4	Application of Statutes, Regulations and Rules

Unless the context otherwise requires, any reference herein to a specific section, subsection, clause or rule of any act or regulation shall be deemed to refer to the same as it may be amended, re-enacted or replaced or, if repealed and there shall be no replacement therefore, to the same as it is in effect on the date of this Agreement.

1.5	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.6	Headings and References

The headings of the Articles and Sections of this Agreement and the Table of Contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement. All references to Articles, Sections and Exhibits are to articles and sections of and exhibits to, and forming part of, this Agreement. The words “hereto”, “herein”, “hereof”, “hereunder”, “this Agreement”, “the Rights Agreement” and similar expressions refer to this Agreement including the Exhibits, as the same may be amended, modified or supplemented at any time or from time to time.

1.7	Singular, Plural, etc.

In this Agreement, where the context so admits, words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.8	Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be IFRS (as such term is defined under National Instrument 14-101-Definitions) or such other accounting standards applicable at securities law to the Corporation at the relevant time, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

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2.	THE RIGHTS

2.1	Issuance and Legend on Common Share Certificates

(a)	The Corporation shall issue in accordance with the terms hereof one Right in respect of each Common Share outstanding at the Record Time and one Right in respect of each Common Share that may be issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time. Notwithstanding the foregoing, the Corporation shall issue one Right in respect of each Common Share issued after the Record Time upon the exercise of rights after the Separation Time but prior to the Expiration Time pursuant to the terms of the Convertible Securities outstanding at the Record Time.

(b)	Certificates for Common Shares issued after the Record Time hereof but prior to the earlier of the Separation Time and the Expiration Time shall evidence one Right for each Common Share represented thereby and shall have impressed, printed, or written thereon or otherwise affixed thereto a legend in substantially the following form:

“Until the Separation Time (as such term is defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Rights Plan Agreement, made as of April 27, 2012, (the “Rights Agreement”), between Atna Resources Ltd. (the “Corporation”) and Computershare Trust Company of Canada, as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business hours at the principal executive offices of the Corporation. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended or redeemed, may expire, may become void, or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.”

Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby notwithstanding the absence of a legend in substantially the foregoing form until the earlier of the Separation Time and the Expiration Time.

2.2	Initial Exercise Price: Exercise of Rights: Detachment of Rights

(a)	Subject to adjustment as herein set forth, including subsections 3.1(a) and 3.1(b), each Right will entitle the holder thereof, after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price (or its U.S. Dollar Equivalent on the Business Day immediately preceding the date of exercise of the Right), one Common Share. Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

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(b)	Until the Separation Time:

(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)	for administrative purposes, each Right shall be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall be deemed to represent a Rights Certificate) and shall be transferable only together with, and shall be transferred by a transfer of, such associated Common Share.

(c)	From and after the Separation Time and prior to the Expiration Time, the Rights: (i) may be exercised and (ii) shall be registered and transferable independent of the Common Shares. Promptly following the Separation Time, the Corporation shall prepare and the Rights Agent shall mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of subsection 3.1(b) hereof and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights), at such holder’s address as shown in the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(i)	a certificate (a “Rights Certificate”) in substantially the form of Exhibit “A” hereto appropriately completed and registered in such holder’s name, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(ii)	a disclosure statement describing the Rights.

(d)	Rights may be exercised in whole at any time or in part from time to time on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its office in the City of Vancouver, British Columbia or at any other office of the Rights Agent in the cities specified in the Rights Certificate or designated from time to time for that purpose by the Corporation after consultation with the Rights Agent:

(i)	the Rights Certificate evidencing such Rights together with an Election to Exercise (an “Election to Exercise”) substantially in the form attached to the Rights Certificate, appropriately completed and duly executed by the holder or his executors or administrators or other personal representatives or his legal attorney duly appointed by instrument in writing in form and executed in a manner reasonably satisfactory to the Rights Agent; and

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(ii)	payment by certified cheque, bank draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the issuance, transfer or delivery of Rights Certificates or the issuance, transfer or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e)	Upon receipt of a Rights Certificate accompanied by a duly completed and executed Election to Exercise, which does not indicate that Rights evidenced by such Rights Certificate have become void pursuant to subsection 3.1(b) hereof, and payment as set forth in subsection 2.2(d) above, the Rights Agent (unless otherwise instructed by the Corporation) shall thereupon promptly:

(i)	requisition from a transfer agent of the Common Shares certificates representing the number of Common Shares purchased by the holder of Rights (the Corporation hereby irrevocably authorizing its transfer agents to comply with all such requisitions);

(ii)	when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii)	after receipt of such Common Share certificates, deliver the same to the registered holder or, upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder together with, where applicable, any cash payment in lieu of a fractional interest; and

(iv)	tender to the Corporation all payments received on exercise of the Rights.

(f)	In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing (subject to the provisions of subsection 5.5(a) hereof) the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)	The Corporation covenants and agrees to:

(i)	take all such action as may be necessary on its part and within its power to ensure that all Shares delivered upon the due exercise of Rights shall, at the time of delivery of the certificates evidencing such Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and be fully paid and non-assessable;

(ii)	take all reasonable action as may be necessary on its part and within its power to comply with any applicable requirements of the Business Corporations Act (British Columbia), the Securities Act (British Columbia) or comparable legislation of each of the provinces and territories of Canada, and the rules and regulations thereunder, the 1933 Act and the 1934 Act, or and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and of any securities of the Corporation upon exercise of Rights;

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(iii)	use its reasonable efforts to cause all Shares of the Corporation issued upon exercise of Rights to be listed upon the Toronto Stock Exchange or such other stock exchange on which the Common Shares are listed at that time;

(iv)	pay, when due and payable, any and all applicable taxes (not including any taxes referable to the income or profit of the holder or exercising Person or any liability of the Corporation to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or of any Shares of the Corporation issued upon the exercise of Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for securities in a name other than that of the registered holder of the Rights being transferred or exercised;

(v)	if necessary, cause to be reserved and kept available out of its authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(vi)	after the Separation Time, except as permitted by Section 5.1 or Section 5.4 hereof, not take (or permit any Subsidiary to take) any action, if at the time such action is taken, it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3	Adjustments to Exercise Price, Number of Rights

Subject to Section 5.19, the Exercise Price, the number and kind of Shares subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)	If the Corporation shall, at any time after the Record Time and prior to the Expiration Time:

(i)	declare or pay a dividend on the Common Shares payable in Common Shares (or other Shares or securities exchangeable for or convertible into or giving a right to acquire Common Shares or other Shares) other than pursuant to any optional share dividend program;

(ii)	subdivide or change the outstanding Common Shares into a greater number of Common Shares;

(iii)	consolidate or change the outstanding Common Shares into a smaller number of Common Shares; or

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(iv)	issue any Common Shares (or other shares of capital or securities exchangeable for or convertible into or giving a right to acquire Common Shares or other Shares) in respect of, in lieu of, or in exchange for, existing Common Shares in a reclassification or redesignation of Common Shares, an amalgamation or statutory arrangement;

the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted in the manner set forth below. If an event occurs which would require an adjustment under both this Section 2.3 and subsection 3.1(a), the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under subsection 3.1(a). If the Exercise Price and number of Rights are to be adjusted:

(x)	the Exercise Price in effect after such adjustment shall be equal to (a) the Exercise Price in effect immediately prior to such adjustment, divided by (b) the number of Common Shares (or other Shares of capital) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold immediately thereafter as a result thereof (the “Expansion Factor”) assuming the exercise of all such exchange or conversion rights, if any; and

(y)	each Right held prior to such adjustment shall automatically become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights shall be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the Shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other whole share or security exchangeable for or convertible into a whole Share of capital) shall have exactly one Right associated with it.

If the securities purchasable upon exercise of Rights are to be adjusted as provided above, the securities purchasable upon exercise of each Right after such adjustment shall be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold immediately thereafter as a result thereof. To the extent that any such rights of exchange, conversion or acquisition are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect based upon the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights. If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any shares of its authorized capital, other than Common Shares in a transaction of a type described in the first sentence of this subsection 2.3(a), such shares shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

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(b)	If the Corporation shall, at any time after the Record Time and prior to the Separation Time, fix a record date for the making of a distribution to all holders of Common Shares of rights, options or warrants entitling them (for a period expiring within 45 days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares) at a price per Common Share (or, in the case of a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price (including the price required to be paid to purchase such convertible or exchangeable security or right) per share) that is less than the Market Price per Common Share on such record date, the Exercise Price shall be adjusted. The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction, of which:

(i)	the numerator shall be the number of Common Shares outstanding on such record date plus the number of Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable) which the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered (including the price required to be paid to purchase such convertible or exchangeable securities or rights)) would purchase at the Market Price per Common Share on such record date; and

(ii)	the denominator shall be the number of shares of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable). In case such subscription price may be paid in a form other than cash, the value of such non-cash consideration shall be as determined by the Board of Directors, whose determination shall be described in a certificate filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Such adjustment shall be made whenever such a record date is fixed. To the extent that any such rights or warrants are not so issued or, if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or to the Exercise Price which would then be in effect based upon the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights or warrants, as the case may be. For purposes of this Agreement, the granting of the right to purchase Common Shares (whether previously unissued, treasury shares or otherwise) pursuant to any optional dividend reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends payable on securities of the Corporation and/or employee stock option, stock purchase or other employee benefit plan (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in the case of any dividend reinvestment plan, the right to purchase Common Shares is at a price per share of not less than 90% of the then current market price per share (determined as provided in such plan) of the Common Shares.

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(c)	If the Corporation shall, at any time after the Record Time and prior to the Separation Time, fix a record date for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than a Regular Periodic Cash Dividend or a dividend paid in Common Shares) or rights, options or warrants (excluding those referred to in subsections 2.3(a) or 2.3(b)), the Exercise Price shall be adjusted as follows: the Exercise Price in effect after such record date shall, subject to adjustment as provided in the penultimate sentence of subsection 2.3(b), equal the Exercise Price in effect immediately prior to such record date less the fair market value (as determined by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent) of the portion of the assets, evidences of indebtedness, rights, options or warrants so to be distributed applicable to the securities purchasable upon exercise of one Right.

(d)	Each adjustment made pursuant to this Section 2.3 shall be made as of:

(i)	the payment or effective date for the applicable dividend, subdivision, change, consolidation or issuance in the case of an adjustment made pursuant to subsection 2.3(a) above; and

(ii)	the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to subsections 2.3(b) or 2.3(c) above.

(e)	Subject to the prior consent of the holders of Common Shares or Rights obtained in accordance with the provisions of subsections 5.4(b) or (c) hereof, as applicable, if the Corporation shall, at any time after the Record Time and prior to the Expiration Time, issue any Shares (other than Common Shares), or rights or warrants to subscribe for or purchase any such Shares, or securities convertible into or exchangeable for any such Shares, in a transaction referred to in clause (a)(i) or (a)(iv) of this Section 2.3 and if the Board of Directors determines that the adjustments contemplated by subsections 2.3(a), (b) and (d) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding such clauses, such adjustments (rather than the adjustments contemplated by subsections 2.3(a), (b) and (d) above) shall be made and the Corporation and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

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(f)	Anything herein to the contrary notwithstanding, no adjustment to the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this subsection 2.3(f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. Each adjustment made pursuant to this Section 2.3 shall be calculated to the nearest cent or to the nearest one ten-thousandth of a Common Share or Right, as the case may be.

(g)	All Rights originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(h)	Unless the Corporation shall have exercised its election as provided in subsection 2.3(i) hereof, upon each adjustment of the Exercise Price as a result of the calculations made in subsections 2.3(b) or (c) above, each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares (calculated to the nearest one ten-thousandth) obtained by:

(i)	multiplying (A) the number of Common Shares purchasable upon the exercise of a Right immediately prior to this adjustment, by (B) the Exercise Price in effect immediately prior to such adjustment of the Exercise Price; and

(ii)	dividing the product so obtained by the Exercise Price in effect immediately after such adjustment of the Exercise Price.

(i)	The Corporation may elect on or after the date of any adjustment of the Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record immediately prior to such adjustment of the number of Rights shall become the number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the Exercise Price in effect immediately prior to the adjustment of the Exercise Price by the Exercise Price in effect immediately after adjustment of the Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Exercise Price is adjusted or any date thereafter, but, if the Rights Certificates have been issued, shall be at least 10 calendar days after the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this subsection 2.3(j), the Corporation shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing the additional Rights to which such holder shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution or replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the adjusted Exercise Price and shall be registered in the names of the holders of record of Rights Certificates on the record date specified in the public announcement.

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(j)	Irrespective of any adjustment or change in the Exercise Price or the number of securities purchasable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per share and the number of securities so purchasable which were expressed in the initial Rights Certificates issued hereunder.

(k)	If, as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as may be practicable to the provisions with respect to the Common Shares contained in the foregoing subsections of this Section 2.3 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.

(l)	In any case in which this Section 2.3 shall require that any adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer, until the occurrence of such event, the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Common Shares or other securities upon the occurrence of the event requiring such adjustment.

(m)	Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that the Board of Directors determines advisable in order that any (i) subdivision or consolidation of the Common Shares, (ii) issuance of any Common Shares at less than applicable Market Price, (iii) issuance of any Common Shares or securities that by their terms are exchangeable for or convertible into or give a right to acquire Common Shares, (iv) stock dividends, or (v) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Corporation to holders of its Common Shares, and subject to applicable taxation laws, shall not be taxable to such shareholders.

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(n)	Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, the Corporation shall promptly:

(i)	prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

(ii)	file with the Rights Agent and with each transfer agent for the Common Shares, a copy of such certificate; and

(iii)	cause notice of the particulars of such adjustment or change to be delivered to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4	Date on Which Exercise is Effective

Each Person in whose name any certificate for Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of such Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly submitted (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other charges payable by the exercising holder hereunder) was made; provided, however, that, if the date of such submission and payment is a date upon which the relevant Share transfer books of the Corporation are closed, such Person shall be deemed to have become the recorded holder of such Shares on, and such certificate shall be dated, the next succeeding Business Day on which the said Share transfer books of the Corporation are open.

2.5	Execution, Authentication, Delivery and Dating of Rights Certificates

(a)	The Rights Certificates shall be executed on behalf of the Corporation by any two of its Chairman, President and Chief Executive Officer, its Chief Financial Officer or its Corporate Secretary. The signature of any of these officers on the Rights Certificates may be manual or facsimile.

(b)	Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(c)	Promptly after the Corporation learns of the Separation Time, the Corporation shall notify the Rights Agent of such Separation Time and shall deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and deliver such Rights Certificates (and a disclosure statement as described in Section 2.2(c)) to the holders of the Rights pursuant to subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent in the manner described above.

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(d)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Registration of Transfer and Exchange

(a)	The Corporation shall cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation shall provide for the registration and transfer of Rights. The Rights Agent is hereby appointed “Rights Registrar” for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided. If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent shall have the right to examine the Rights Register at all reasonable times during normal business hours.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection 2.6(c) below, the Corporation shall execute, and the Rights Agent shall countersign, register and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificate so surrendered.

(b)	All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)	Every Rights Certificate surrendered for registration of transfer or exchange shall have the form of assignment thereon duly completed and endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the registered holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment by the holder of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and other expenses (including the reasonable fees and expenses of the Rights Agent) in connection therewith.

(d)	The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)	If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)	If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time (i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate and (ii) such security or indemnity as may be required by them to save each of them and their respective agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon the Corporation’s request, the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

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(c)	As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) in connection therewith.

(d)	Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8	Persons Deemed Owners

Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, such Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever and the Company and the Rights Agent shall not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights means the registered holder of such Rights (or, prior to the Separation Time, the associated Shares).

2.9	Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificates shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled, as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10	Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights that:

(a)	prior to the Separation Time, each Right shall be transferable only together with, and shall be transferred by a transfer of, the associated Common Share;

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(b)	after the Separation Time, the Rights Certificates shall be transferable only on the Rights Register, as provided herein;

(c)	prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(d)	such holder has waived all rights to receive any fractional Right or fractional Share upon exercise of a Right;

(e)	such holder is otherwise bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof in respect of all Rights held;

(f)	this Agreement may be supplemented or amended from time to time pursuant and subject to Section 5.4 and the last sentence of the penultimate paragraph of subsection 2.3(a) hereof upon the sole authority of the Board of Directors without the approval of any holder of Rights; and

(g)	notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

3.	ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1	Flip-in Event

(a)	Subject to the provisions of Sections 2.2, 3.1(b) and 5.1 hereof and except as provided below, if prior to the Expiration Time a Flip-in Event shall occur, each Right shall thereafter constitute, effective at the Close of Business on the tenth Business Day after the relevant Stock Acquisition Date or such longer period as may be required to satisfy the requirements of applicable securities laws, including the 1933 Act and the 1934 Act, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares of the Corporation having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in the event that, after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 hereof shall have occurred with respect to such Common Shares).

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(b)	Notwithstanding anything in this Agreement to the contrary, upon the occurrence of a Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by:

(i)	an Acquiring Person (or any Person acting jointly or in concert with an Acquiring Person or with an Affiliate or Associate of an Acquiring Person); or

(ii)	a direct or indirect transferee of, or other successor in title to, such Rights (a “Transferee”), who becomes a Transferee concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person, in a transfer, whether or not for consideration, that the Board of Directors has determined is part of a plan, understanding or scheme of an Acquiring Person (or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person) that has the purpose or effect of avoiding the provisions of this subsection 3.1(b) applicable in the circumstances contemplated in clause (i) hereof;

shall thereupon become and be null and void and any holder of such Rights (including any Transferee) shall thereafter have no rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent, or any Co-Rights Agent, as hereinafter defined, upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this subsection 3.1(b) and such rights shall be null and void.

(c)	Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either clauses (i) or (ii) of subsection 3.1(b) hereof or transferred to any nominee of any such Person, and any Rights Certificate issued upon the transfer, exchange or replacement of any other Rights Certificate referred to in this sentence shall contain and be deemed to contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or was acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in subsection 3.1(b) of the Rights Agreement.”

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not an Acquiring Person or an Affiliate or Associate thereof or acting jointly or in concert with any of them. The issuance of a Rights Certificate without the legend referred to in this subsection shall be of no effect on the provisions of this subsection.

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4.	THE RIGHTS AGENT

4.1	General

(a)	The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint one or more co-rights agents (each, a “Co-Rights Agent”) as it may deem necessary or desirable subject to the approval of the Rights Agent, which approval shall not be unreasonably withheld. In such event, the respective duties of the Rights Agent and any Co-Rights Agent shall be as the Corporation may determine with the written approval of the Rights Agent. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Corporation also agrees to indemnify the Rights Agent, its officers, directors, employees and agents for, and to hold them harmless against, any loss, liability, or expense, incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent, its officers, directors, employees or agents, for anything done or omitted by them in connection with the acceptance and performance of this Agreement, including legal costs and expenses, which right to indemnification shall survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b)	The Rights Agent shall be protected from, and shall incur no liability for or in respect of, any action taken, suffered or omitted by it in connection with its performance of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement or other paper or document reasonably believed by it in good faith to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)	The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon written request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation; provided that failure to inform the Rights Agent of any such events, or any defect therein shall not affect the validity of any action taken hereunder in relation to such events.

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4.2	Merger or Amalgamation or Change of Name of Rights Agent

(a)	Any body corporate into which the Rights Agent or any successor Rights Agent may be merged or amalgamated with or into, or any body corporate succeeding to the securityholder services business of the Rights Agent or any successor Rights Agent shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such body corporate would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof.

In case, at the time such successor Rights Agent succeeds to the agency created by this Agreement, any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and, in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and, in all such cases, such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

(b)	In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and, in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and, in all such cases, such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3	Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)	The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion. The Corporation shall reimburse the Rights Agent for all reasonable legal fees and disbursements incurred in connection with this Section 4.3(a).

(b)	Whenever, in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action or refraining from taking any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by an individual reasonably believed by the Rights Agent to be the Chairman, the Chief Executive Officer, the Chief Financial Officer or any Vice-President and by the Secretary or any Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate shall be full authorization to the Rights Agent for any action taken, omitted or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

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(c)	The Rights Agent shall be liable hereunder only for its own gross negligence, bad faith or wilful misconduct and that of its officers, directors, employees and agents.

(d)	The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only.

(e)	The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 hereof describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Shares to be issued pursuant to this Agreement or any Rights or as to whether any Shares shall, when issued, be duly and validly authorized, executed, issued and delivered and be fully paid and non-assessable.

(f)	The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)	The Rights Agent is hereby authorized to rely upon and directed to accept written instructions (including by electronic mail) with respect to the performance of its duties hereunder from any Person reasonably believed by the Rights Agent to be the Chairman, the Chief Executive Officer, the Chief Financial Officer or any Vice-President or the Secretary or any Assistant Secretary of the Corporation, and to apply to such Persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken, omitted or suffered by it in good faith in accordance with instructions of any such Person.

(h)	The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

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(i)	The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in good faith in the selection and continued employment thereof.

4.4	Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Corporation) in writing delivered or mailed to the Corporation and to each transfer agent of Common Shares by first class mail, and mailed or delivered to the holders of the Rights in accordance with Section 5.9 hereof. The Corporation may remove the Rights Agent upon 30 days’ notice in writing, mailed or delivered to the Rights Agent and to each transfer agent of the Common Shares by first class mail, and mailed to the holders of the Rights in accordance with Section 5.9 hereof. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation shall appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate for inspection by the Corporation), then the Rights Agent or the holder of any Rights may apply, at the Corporation’s expense, to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a body corporate incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon receipt of all fees and expenses outstanding to the predecessor Rights Agent by the Corporation, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be. Following the resignation of the Rights Agent and until the appointment of a successor Rights Agent, the Corporation shall be entitled to act in the capacity of the Rights Agent under this Agreement.

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4.5	Compliance with Anti-Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice to the Corporation, provided: (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that, if such circumstances are rectified to the Rights Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

4.6	Fiduciary Duties of the Directors

Nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares and/or Convertible Securities reject or accept any Take-over Bid or take any other action including the commencement, prosecution, defence or settlement of any litigation and the solicitation of additional or alternative Take-over Bids or other proposals to shareholders that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

5.	MISCELLANEOUS

5.1	Redemption and Waiver

The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board of Directors acting in good faith under this Section 5.1. In addition,

(a)	Subject to the prior consent of the holders of Voting Shares or Rights obtained as set forth in Section 5.4(b) or Section 5.4(c) hereof, the Board of Directors, acting in good faith, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, may elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment to the Exercise Price provided for in Section 2.3 hereof, if an event analogous to any of the events described in Section 2.3 hereof, shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(b)	Subject to the prior consent of the holders of Voting Shares or Rights obtained as set forth in Section 5.4(b) or Section 5.4(c) hereof, the Board of Directors, acting in good faith, may, at any time prior to the occurrence of a Flip-in Event, waive the application of Section 3.1 hereof, to such Flip-in Event, if such Flip-in Event would occur by reason of an acquisition of Common Shares other than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares and other than in the circumstances set forth in subsection 5.1(d) hereof.

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(c)	Prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this paragraph, upon written notice to the Rights Agent, the Board of Directors may waive the application of Section 3.1 hereof, to such Flip-in Event but only if such Flip-in Event occurs as a result of a Take-over Bid made by way of a Take-over Bid circular sent to all holders of record of Common Shares; provided, however, that if the Board of Directors waives the application of Section 3.1 hereof, to a particular Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 hereof, to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a Take-over Bid circular to all holders of record of Common Shares (i) prior to the granting of such a waiver, or (ii) thereafter and prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this subsection 5.1(c).

(d)	The Board of Directors, acting in good faith, may waive the application of Section 3.1 to a Flip-in Event provided that the following conditions are satisfied:

(i)	the Board of Directors has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

(ii)	such Acquiring Person has reduced its Beneficial Ownership of Common Shares or has entered into a contractual arrangement with the Corporation, acceptable to the Board of Directors, to do so within thirty (30) days of the date on which such contractual arrangement is entered into, such that at the time of the waiver pursuant to this subsection 5.1(d), it is no longer an Acquiring Person.

If such Person remains an Acquiring Person following such period, such date shall be deemed to be the date of occurrence of a further Share Acquisition Date and Section 3.1 shall apply thereto.

(e)	If a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid or pursuant to an Exempt Acquisition occurring under subsection 5.1(c) hereof, outstanding Common Shares, other than Common Shares Beneficially Owned at the date of such Permitted Bid, Competing Permitted Bid or Exempt Acquisition by such Person, the Board of Directors of the Corporation shall, notwithstanding the provisions of subsection 5.1(a) hereof, immediately upon the consummation of such acquisition and without further formality be deemed to have elected to redeem, and shall redeem, the Rights at the Redemption Price.

(f)	If the Board of Directors has elected to or is deemed to have elected to redeem the Rights and, in circumstances where subsection 5.1(a) is applicable, (i) the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price, and (ii) no further Rights shall thereafter be issued.

(g)	Within 10 Business Days of the Board of Directors electing or having been deemed to have elected to redeem the Rights, the Corporation shall give notice of redemption to the holders of record of the then outstanding Rights by mailing such notice to each such holder at its last address as it appears upon the Rights Register of the Rights Agent, or, prior to the Separation Time, on the share register maintained by the Corporation’s transfer agent. Each such notice of redemption shall state the method by which the payment of the Redemption Price shall be made.

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(h)	Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all of the outstanding Rights at the Redemption Price.

(i)	The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board of Directors under this Section 5.1.

(j)	Upon the Rights being redeemed pursuant to Section 5.1(h) above, all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement, the Separation Time shall be deemed not to have occurred and the rights shall remain attached to the outstanding Common Shares, subject to and in accordance with the provisions of this Agreement.

5.2	Expiration

No Person shall have any rights pursuant to or arising out of this Agreement or in respect of any Right after the Expiration Time, except as provided in Section 4.1 hereof.

5.3	Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of Shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4	Supplements and Amendments

(a)	The Corporation may make, with the approval of the Board of Directors but without the approval of the holders of Rights or Voting Shares, any supplements or amendments to this Agreement: (i) specifically contemplated in subsection 2.10(f); (ii) to correct any clerical or typographical error; or (iii) which are required to maintain the validity and effectiveness of the Agreement as a result of any change in any applicable laws, rules or regulatory requirements. The Corporation may, prior to the date of any shareholders meeting referred to in Section 5.17, supplement, amend, vary or delete any of the provisions of this Agreement without the approval of any holder of Rights or Common Shares, where the Board of Directors deems in good faith that such action is necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

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(b)	Subject to subsection 5.4(a) above, the Corporation, with the prior consent of a majority of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Voting Shares at a special meeting of the holders of Voting Shares called and held in compliance with applicable laws, rules and regulatory requirements and the requirements in the articles and by-laws of the Corporation. Subject to compliance with any requirements imposed by the foregoing, consent shall be deemed to have been given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by all Independent Shareholders represented in person or by proxy at the special meeting.

(c)	The Corporation may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Rights at a special meeting of holders of Rights called and held in compliance with applicable laws, rules and regulatory requirements and, to the extent possible, with the requirements in the articles and by-laws of the Corporation applicable to meetings of holders of Common Shares, applied mutatis mutandis. Subject to compliance with any requirements imposed by the foregoing, consent shall be deemed to have been given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to subsection 3.1 hereto), represented in person or by proxy at the special meeting.

(d)	Any amendments made by the Corporation to this Agreement pursuant to subsection 5.4(a) above which are required to maintain the validity and effectiveness of this Agreement as a result of any change in any applicable laws, rules or regulatory requirements shall:

(i)	if made before the Separation Time, be submitted to the holders of Common Shares at the next meeting of shareholders and the shareholders may, by the majority referred to in subsection 5.4(b) above hereto, confirm or reject such amendment; and

(ii)	if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called in accordance with the provisions of Section 5.4(c) hereof.

(e)	The Corporation shall be required to provide the Rights Agent with notice in writing of any such amendment, rescission or variation to this Agreement, as referred to in this Section 5.4, within five days or effecting such amendment, rescission or variation.

Any such amendment shall, unless the Board of Directors otherwise stipulates, be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders of the Corporation or the holders of Rights or is not submitted to the shareholders of the Corporation or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or if such a meeting of the holders of Rights is not called within a period of 90 days of the making of any such amendment, at the end of such period, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders of the Corporation or holders of Rights, as the case may be.

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5.5	Fractional Rights and Fractional Common Shares

(a)	The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. In lieu of issuing fractional Rights, the Corporation shall pay to the registered holders of the Right Certificates, at the time such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right. The Rights Agent shall have no obligation to make any payments in lieu of fractional Rights unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with Section 2.2(e).

(b)	The Corporation shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares or other securities. In lieu of issuing fractional Common Shares or other securities, the Corporation shall pay to the registered holders of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of a whole Common Share. The Rights Agent shall have no obligation to make any payments in lieu of fractional Common Shares unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with Section 2.2(e).

5.6	Rights of Action

Subject to the terms of this Agreement all, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective registered holders of the Rights, and any registered holder of any Rights, without the consent of the Rights Agent or of the registered holder of any other Rights may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder’s right to exercise such holder’s Rights in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to this Agreement.

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5.7	Holder of Rights Not Deemed a Shareholder

No holder, as such, of any Rights shall be entitled to vote other than pursuant to Sections 5.4 and 5.18 hereof, receive dividends or be deemed for any purpose the holder of Common Shares or any other securities, which may at any time be issuable on the exercise of such Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 5.8 hereof), or to receive dividends or subscription rights, or otherwise, until such Rights shall have been exercised in accordance with the provisions hereof.

5.8	Notice of Proposed Actions

If, after the Separation Time and prior to the Expiration Time:

(i)	there shall occur an adjustment in the Rights attaching to the Rights pursuant to Section 3.1 as a result of the occurrence of a Flip-in Event; or

(ii)	the Corporation proposes to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation’s assets;

then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.9, a notice of such event or proposed action, which shall specify the date on which such change to the Rights, liquidation, dissolution or winding up occurred or is to take place, and such notice shall be so given within 10 Business Days after the occurrence of a change to the Rights and not less than 20 Business Days prior to the date of taking such proposed action by the Corporation.

5.9	Notices

Any notice, demand or other communication required or permitted to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation or by the Corporation or by the holder of any Rights to or on the Rights Agent shall be in writing and shall be sufficiently given or made if:

(i)	delivered in person on a Business Day and left with the receptionist or other responsible employee at the relevant address set forth below; or

(ii)	except during any general interruption of postal services due to strike, lockout or other cause, sent by first-class mail; or

(iii)	sent by telegraph, facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing as aforesaid;

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if to the Corporation, addressed to it at:

1055 West Georgia Street, Suite 3000

Vancouver, BC

V6E 3R3

Attention: President and Chief Executive Officer

Fax No.: 604-646-2634

and if to the Rights Agent, addressed to it at:

Computershare Trust Company of Canada

510 Burrard Street, 2nd Floor

Vancouver, British Columbia

V6C 3B9

Attention: Manager, Client Services

Facsimile No.: (604) 661-9401

Notices, demands or other communications required or permitted to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be in writing and shall be sufficiently given or made if delivered personally to such holder or delivered or mailed by first-class mail to the address of such holder as it appears on the Rights Register maintained by the Rights Registrar, or, prior to the Separation Time, in the register of Shareholders maintained by the transfer agent for the Common Shares.

Any notice so given or made shall be deemed to have been given and to have been received on the day of delivery, if so delivered; on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout, or other cause) following the mailing thereof, if so mailed; and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10	Costs of Enforcement

The Corporation agrees that if the Corporation fails to fulfill any of its obligations pursuant to this Agreement, then the Corporation shall reimburse the holder of any Rights for the costs and expenses (including reasonable legal fees) incurred by such holder in respect of actions to enforce his rights pursuant to any Rights or this Agreement.

5.11	Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and inure to the benefit of their respective successors and permitted assigns hereunder.

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5.12	Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.13	Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14	Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.15	Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.16	Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, shall not subject the Board of Directors to any liability to the holders of the Rights.

5.17	Effective Date

This Agreement is effective in accordance with its terms from the date hereof; provided that unless confirmed by ordinary resolution passed by a majority of the votes cast by Independent Shareholders present in person or voting by proxy and who vote in respect of confirmation of this Agreement (subject to any additional requirements relating to such vote prescribed by a stock exchange on which the Common Shares are listed) at a meeting of shareholders of the Corporation to be held not later than July 31, 2012 this Agreement shall be of no further force or effect and all Rights issued hereunder shall be void from the first to occur of: (i) the termination of such meeting; and (ii) the Close of Business (Vancouver time) on July 31, 2012.

This Agreement must be reconfirmed by a resolution passed by a majority of the votes cast by Independent Shareholders (subject to any additional requirements related to such vote prescribed by a stock exchange on which the Common Shares are then listed) at the annual shareholder meeting of the corporation to be held in 2015 and at every third annual meeting of the Corporation thereafter.  If this Agreement is not so reconfirmed or is not presented for reconfirmation at such annual meeting, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of such annual meeting; provided that, such termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Section 5.1 hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.17.

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5.18	Approval of Holders of Rights

If, after the Separation Time, the approval of holders of Rights is required in respect of a supplement or amendment to this Agreement made pursuant to Section 5.4 hereof, the Board of Directors shall, within 31 days after the implementation of any such supplement or amendment, call a special meeting of the holders of Rights to consider and, if thought fit, to pass a resolution approving the supplement or amendment, and such supplement or amendment shall be deemed to have been approved if such resolution receives the affirmative vote of a majority of the votes cast by holders of Rights represented at the meeting in person or by proxy excluding any Rights which are then void pursuant to the provisions of subsection 3.1(b) hereof. In respect of any such meeting required to be held:

(i)	the Board of Directors shall fix a date for the meeting, which date shall be as soon as practicable after the implementation of any supplement or amendment requiring approval, but not more than 110 days thereafter;

(ii)	the Board of Directors of the Corporation shall fix a record date for determining the holders of Rights entitled to receive notice of such meeting in a manner analogous to the procedures set out in National Instrument 54-101 of the Canadian Securities Administrators (as such policy may be amended or replaced from time to time, and as required in order to conform to the requirements of any applicable securities legislation or policy) and the rules of any stock exchange on which the Common Shares are then listed, and the articles and by-laws of the Corporation; and

(iii)	each Right shall be entitled to one vote at such meeting and, in all other respects, the rules applicable to meetings of shareholders set forth in the articles and by-laws of the Corporation shall apply in respect of such meeting of holders of Rights, mutatis mutandis.

5.19	Declaration as to Non-Canadian and Non-United States Holders

If, upon the advice of outside counsel, any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside of Canada and the United States of America, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Corporation, as the Corporation may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and any province or territory thereof and the United States of America and any state thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

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5.20	Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement, or any amendment or supplement to this Agreement, shall be subject to receipt of any requisite approval or consent from any governmental or regulatory authority having jurisdiction, including the Toronto Stock Exchange and any other stock exchange on which the Corporation’s Securities are listed while any securities of the Corporation are listed and posted for trading thereon and for a period of 6 months thereafter.

5.21	U.S. Registration

(a) Notwithstanding anything to the contrary, no Rights shall be deemed issued to a U.S. holder until a registration of the Rights under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, is effective, but, regardless of when that registration shall become effective, the Rights shall be effective in accordance with Section 2 in respect of each Common Share outstanding at the Record Time and each Common Share that may be issued after the Effective Time and prior to the earlier of the Separation Time and the Expiration Time.

(b) The Corporation shall use its best efforts to (i) file, as soon as practicable following the Separation Time, a registration statement under the 1933 Act, with respect to the securities purchasable upon exercise of the Rights on an appropriate form, (ii) cause such registration statement to become effective as soon as practicable after such filing, and (iii) cause such registration statement to remain effective (with a prospectus at all times meeting the requirements of the 1933 Act) until the earlier of (A) the date as of which the Rights are no longer exercisable for such securities, and (B) the Expiration Time. The Corporation will also take such action as may be appropriate under, or to ensure compliance with, the securities or "blue sky" laws of the various states in connection with the exercisability of the Rights. The Corporation may temporarily suspend, for a period of time not to exceed ninety (90) days after the date set forth in clause (i) of the first sentence of this Section 5.21(b), the exercisability of the Rights in order to prepare and file such registration statement and permit it to become effective. Upon any such suspension, the Corporation shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement at such time as the suspension has been rescinded.

5.22	Privacy Legislation

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

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5.23	Time of the Essence

Time shall be of the essence in this Agreement.

[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written,

ATNA RESOURCES LTD.

Per:	“James K.B. Hesketh”

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	“Anita Basi”

Per:	“Evelyn Hsu”

EXHIBIT “A”
Form of Rights Certificate

ATNA RESOURCES LTD.

Certificate No. _______	____________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH AN ACQUIRING PERSON OR WITH AN ASSOCIATE OR AFFILIATE OF AN ACQUIRING PERSON (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR TRANSFEREES OF ANY OF THE FOREGOING WILL BECOME VOID WITHOUT ANY FURTHER ACTION.

RIGHTS CERTIFICATE

This certifies that ____________________ or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement made as of April 27, 2012 (as amended, restated, or revised the “Rights Agreement”) between ATNA RESOURCES LTD., a corporation incorporated under the Business Corporations Act (British Columbia) (the “Corporation”), and COMPUTERSHARE TRUST COMPANY OF CANADA, a company incorporated under the laws of Canada, as rights agent (the “Rights Agent”, which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Corporation at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid common share in the capital of the Corporation (a “Common Share”) (subject to adjustment as provided in the Rights Agreement) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with a duly completed and executed Election to Exercise (as such term is defined in the Rights Agreement) at the principal office of the Rights Agent in the City of Vancouver, Canada. The Exercise Price (as such term is defined in the Rights Agreement) shall initially be $100.00 per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by this reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any office of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates so surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provision of the Rights Agreement, the Rights evidenced by this Rights Certificate may, and under certain circumstances are required to, be redeemed by the Corporation at a redemption price of $0.00001 per Right.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, nor will Rights Certificates be issued for less than one whole Right. In lieu thereof, a cash payment will be made as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote (except for those matters solely voted on by holders of Rights as provided in the Right Agreement) or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities of the Corporation which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders of the Corporation at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders of the Corporation (except as expressly provided in the Rights Agreement), or to receive dividends, distributions or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation and its corporate seal.

Date:     _________________________

ATTEST:	ATNA RESOURCES LTD.

	Per:	_________________________

Countersigned:

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	__________________________
Authorized Signature

Date:	__________________________

2

[Form of Reverse Side of Rights Certificate]

FORM OF ASSIGNMENT

(To be executed by the registered holder if such
holder desires to transfer the Rights Certificates.)

FOR VALUE RECEIVED
hereby sells, assigns and transfers

unto

(Please print name and address of transferee)

this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ____________________________________ attorney, to transfer the within Rights Certificate on the books of the within-named Corporation, with full power of substitution.

Date:     _________________________

Signature Guaranteed	_____________________________
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

(Signature must be guaranteed by a Canadian Schedule I chartered bank, or a financial institution that is a member of a recognized Medallion Program (STAMP, MSP or SEMP).

(To be completed if true)

CERTIFICATION

The undersigned hereby represents and certifies, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or any Person acting jointly or in concert with any Acquiring Person or with any Affiliate or Associate of any of the foregoing (all as defined in the Rights Agreement).

Signature

NOTICE

In the event the certification set forth above is not completed in connection with a purported assignment, the Beneficial Owner of the Rights evidenced by this Rights Certificate will be deemed to be an Acquiring Person or a Person acting jointly or in concert with such Acquiring Person or an Affiliate or Associate of such Acquiring Person (all as defined in the Rights Agreement) and, accordingly, the Rights evidenced by this Rights Certificate will be null and void.

[To be attached to each Rights Certificate]

FORM OF ELECTION TO EXERCISE

(To be executed if holder desires to
exercise the Rights Certificate.)

TO: ATNA RESOURCES LTD.

The undersigned hereby irrevocably elects to exercise __________________________________ whole

 Rights represented by the attached Rights Certificate to purchase the Shares issuable upon the exercise of such Rights and requests that certificates for such Shares be issued in the name of:

Address:

Social Insurance, Social Security or
Other Taxpayer Identification Number: ____________________________________________________

If such number of Rights shall not be all the whole Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such whole Rights shall he registered in the name of and delivered to:

Address:

Social Insurance, Social Security or

Other Taxpayer Identification Number:

Date:     _________________________

Signature Guaranteed	______________________________________
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

(Signature must be guaranteed by a Canadian Schedule I chartered bank, or a financial institution that is a member of a recognized Medallion Program (STAMP, MSP or SEMP).

(To be completed if true)

CERTIFICATION

The undersigned hereby represents, for the benefit of all holders of Rights and Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or any Person acting jointly or in concert with any Acquiring Person or with any Affiliate or Associate of any of the foregoing (all as defined in the Rights Agreement).

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Signature

NOTICE

In the event the certification set forth above is not completed in connection with a purported exercise, the Beneficial Owner of the Rights evidenced by this Rights Certificate will be deemed to be an Acquiring Person or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (all as defined in the Rights Agreement) and, accordingly, the Rights evidenced by this Rights Certificate will be null and void.

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